Exhibit 99.1



For Immediate Release

MAGUIRE PROPERTIES ANNOUNCES AGREEMENT FOR DISPOSITION OF PHOENIX OFFICE BUILDING

LOS ANGELES, May 19, 2005 - Maguire Properties, Inc. (NYSE: MPG), a leading southern California real estate investment trust, today announced that it has entered into an agreement to sell One Renaissance Square, a 484,000 square foot office building located in Phoenix, Arizona. The sale price is expected to be approximately $130 million, including the assumption of approximately $104 million of mortgage debt, and the disposition is expected to close in the second quarter of 2005.

The Company acquired the asset earlier this year as part of a $1.5 billion office portfolio and previously announced its plan to dispose of this non-core asset.

Mr. Robert F. Maguire III, Chairman and Co-Chief Executive of Maguire Properties, said "We are extremely pleased with the price and timely disposition of this asset. The net proceeds of the sale will be used to pay down our $450 million term loan. We intend to complete additional non-core asset sales and remain focused on our stated strategy of lowering debt levels to accomplish our balance sheet objectives."

About Maguire Properties, Inc.

Maguire Properties, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business district and is primarily focused on owning and operating high-quality office properties in the Southern California market. Maguire Properties, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, marketing, leasing, acquisitions, development and financing. For more information on Maguire Properties, visit the Company's website at www.maguireproperties.com.

Business Risks

This press release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include: risks that the closing conditions to the above-described disposition will not be satisfied including that the existing project lender will not approve the proposed transferee and the disposition, not be completed as a result thereof; risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments, risks that the company may not be able to dispose of non-strategic assets at attractive valuations; risks associated with the failure to manage effectively the Company's growth and expansion into new markets or to integrate acquisitions successfully; risks and uncertainties affecting property development and construction;

Maguire Properties

333 South Grand Avenue
Suite 400
Los Angeles, California 90071

213 626 3300 Main
213 687 4758 Fax
www.maguireproperties.com

general risks affecting the real estate industry (including, without limitation, the inability to enter or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate); risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; potential liability for uninsured losses and environmental contamination; risks associated with our company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended and possible adverse changes in tax and environmental laws; and risks associated with the Company's dependence on key personnel whose continued service is not guaranteed. For a further list and description of such risks and uncertainties, see the reports filed by the Company with the Securities and Exchange Commission, including the Company's most recent annual report on form 10-K. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS: Maguire Properties
           Peggy Moretti
           Senior Vice President, Investor and Public Relations
           (213) 613-4558